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                                                          FOR IMMEDIATE RELEASE

                             CENDANT TERMINATES EXECUTIVE

Stamford, CT and Parsippany, NJ, April 17, 1998 -- Cendant Corporation (NYSE:CD) announced today that it has terminated the employment of Cosmo Corigliano, executive vice president of the Company. Mr. Corigliano had been executive vice president of the Company. Mr. Corigliano had been executive vice president and chief financial officer of CUC International Inc. prior to its merger with HFS Incorporated on December 17, 1997 forming Cendant.

The Company said that the independent investigation by the Audit Committee of its Board of Directors, assisted by independent legal and auditing firms, is continuing.

Cendant is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. In Alliance Marketing, Cendant provides access to travel, shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 34,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.

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CONTACTS:

Investor Relations:         Media Contact:        or:
-------------------         --------------        ---
Laura Hamilton              Elliot Bloom          Jim Fingeroth/Thomas Davies
Senior Vice President       Vice President        Kekst and Company
Corporate Communications    Public Relations
Cendant Corporation         Cendant Corporation
(203) 965-5114              (973) 496-8414        (212) 521-4800